	450 Lexington Avenue	Menlo Park
	New York, NY 10017	Washington, D.C.
	212 450 4000	London
	FAX 212 450 3800	Paris
Frankfurt
Madrid
Michael Kaplan		Tokyo
212 450 4111		Beijing
michael.kaplan@dpw.com		Hong Kong
August 7, 2008
VIA EDGAR
United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Jennifer Hardy

Re:	Artio Global Investors Inc. (formerly Julius Baer Americas Inc.) Amendment No. 2 to Registration Statement on Form S-1 Filed on May 12, 2008 File No. 333-149178
Dear Ms. Hardy:
          On behalf of our client, Artio Global Investors Inc. (formerly Julius Baer Americas Inc.) (the “Company”), we are submitting this letter in response to the written comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) contained in your letter, dated May 19, 2008 (the “Comment Letter”) with respect to the registration statement on Form S-1 filed by the Company with the Commission on February 12, 2008 (No. 333-149178) (the “Registration Statement”), as amended by Amendment No. 1 to the Registration Statement (“Amendment No. 1”) on April 14, 2008 and by Amendment No. 2 to the Registration Statement (“Amendment No. 2”) on May 12, 2008.
          Certain of the Staff’s comments call for explanation of, or supplemental information as to, various matters relating to disclosures provided in the Registration Statement. Responses to these comments have been provided by the Company to us and are set forth in this letter or in Amendment No. 3 to the Registration Statement (“Amendment No. 3”). Amendment No. 3 has been filed by the Company today.
          The Company’s responses are set forth below, with the headings and numbered items of this letter corresponding to the headings and numbered items

Jennifer Hardy	2	August 7, 2008
contained in the Comment Letter. For the convenience of the Staff, each of the comments from the Comment Letter is restated in bold italics prior to the Company’s response. Capitalized terms used but not defined in this letter shall have the meanings given to such terms in Amendment No. 3. All page number references in the Company’s responses are to page numbers in Amendment No. 3.
Prospectus Summary, page 1
Our Structure and Reorganization, page 5
1.	We note your response to comment 3 in our letter dated April 25, 2008, including the revised disclosure. However, it remains unclear whether the Principals currently have ownership interests in Artio Capital Management LLC. If the Principals do have ownership interests in Artio Capital Management LLC, it is also unclear when such ownership interests were obtained, how the ownership interest was obtained and what the percentage ownership is. In this regard, if ownership interest was given to the Principals as part of their compensation currently, we assume the fair value of such ownership interest is minimal, as operations of the operating subsidiary are still in the process of being launched. However, if the Principals will not obtain an interest in Artio Capital Management LLC until they exchange their interests in Julius Baer Investment Management LLC for the same ownership interest in Artio Global Holdings LLC and Artio Capital Management LLC has begun operations, it is unclear whether compensation expense would need to be recognized. Please revise your disclosure as appropriate to fully address these points.

The Company has provided additional disclosure on page 6 of Amendment No. 3 under the subheading “Revisions to Our Organization” to explain that each of the Principals currently shares in 15% of the revenues and bears 15% of the expenses of Artio Capital Management LLC pursuant to an agreement that will be terminated in connection with the IPO, when all of the membership interests in Artio Capital Management LLC will be transferred to Artio Global Holdings, and that no expense was or will be recognized because the fair value of the equity of Artio Capital Management LLC is minimal.

2.	We note your response to comment 7 in our letter dated April 25, 2008. Please disclose how Julius Baer Holding Ltd., a holding company with no operations, intends to use the proceeds from the repurchase, including whether it intends to distribute them.

The Company has provided additional disclosure on page i of Amendment No. 3 to explain that Julius Baer Holding Ltd. is a Zurich based financial holding company whose shares are listed on the SWX Swiss Exchange. As discussed with the Staff telephonically, Julius Baer Holding Ltd. will

Jennifer Hardy	3	August 7, 2008
not use the net proceeds from the repurchase to make distributions to employees of the Company, including the Principals.

3.	With respect to your incurrence of debt, please clarify whether the amount you will distribute to your parent is in addition to the amount you will pay to them for the repurchase from the public offering proceeds. Disclose the total amount you will pay to Julius Baer Holding Ltd. in connection with all the offering transactions and clarify why you are paying them a portion of the debt proceeds, i.e., is it part of the repurchase? Clarify what the total amount of the repurchase will be.

As described on pages 7 and 8 of Amendment No. 2 and pages 7 and 8 of Amendment No. 3, the amount the Company will distribute to Julius Baer Holding Ltd. in connection with the establishment of the debt facility is in addition to the amount the Company will pay Julius Baer Holding Ltd. for the repurchase of Class C common stock from the public offering proceeds. The purpose of this debt facility and related distribution is to establish an appropriate mix of debt and equity in the Company’s capital structure, as discussed on page 8 of Amendment No. 3. The amount of the distribution from such debt facility has not yet been determined. The Company will include the amount in an amended filing which will be made prior to the distribution of a preliminary prospectus.

The repurchase of Julius Baer Holding Ltd. Class C common stock with the net proceeds of the offering is a separate event that will occur immediately following the offering. The purpose of this transaction is to enable Julius Baer Holding Ltd. to monetize and reduce its shareholding in the Company, as discussed on page 8 of Amendment No. 3.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
Operating Results, page 54
4.	We note the additional disclosure you have included in the Operating Results section of MD&A in response to comment 10 in our letter dated April 25, 2008. Please further revise your assets under management discussion and analysis to explain why market appreciation for fiscal year 2007 was less than fiscal year 2006. Please also provide a more detailed analysis of the market appreciation recognized during each period presented. For example, your statement for the analysis of fiscal years 2007 and 2006, “[m]arket appreciation reflected strong performance of the underlying markets as well as the success of our strategies in generally outperforming the relevant indices” does not appear to be a sufficient analysis to allow investors to fully understand the performance of the underlying investment strategies which you state had a material impact on your consolidated financial statements.

Jennifer Hardy	4	August 7, 2008
The Company has provided additional disclosure on page 61 of Amendment No. 3 to provide a more detailed analysis of market appreciation recognized during each period presented.
Critical Accounting Policies and Estimates, page 66
Revenue Recognition, page 67
5.	We note your response to comment 14 in our letter dated April 25, 2008, including the revised disclosure you have provided. Please further revise your disclosures to address the following points:
•	State whether there have been any material differences between the fair value of the assets under management determined by the account custodians of the separate accounts and your determination of fair value.

•	Expand upon your discussion of the specific fair value pricing method for foreign entities. Specifically, state who is responsible for determining whether the quoted market prices for foreign entities should be adjusted. Please explain what you mean by “best price as of the fund’s close of business.” Also disclose all of the material assumptions used to adjust the quoted market price.

•	Clarify, if correct, that the fair value by independent pricing agent is the quoted market price. Otherwise, please revise your disclosure to separate out those assets that are based on quoted market prices and those based on either an adjusted quoted market price or some other fair value methodology.

•	Please include a table similar to the one provided for the assets of registered investment companies for the commingled investment vehicles, separate accounts and sub-advised accounts.
The Company has provided additional disclosure on pages 73 to 77 of Amendment No. 3 to explain that there have not been any material differences between the fair value of the assets under management determined by account custodians of the separate accounts and the Company’s determination of fair value, to expand upon the discussion of the specific fair value pricing method for foreign entities, and to disclose material assumptions used.

The Company has separated out those assets that are based on quoted market prices and those based on adjusted market prices on page 76 of Amendment No. 3, and explained and quantified the impact of these adjustments. As discussed on page 74, the adjustments made had no material impact on revenues in the periods presented. Finally, the Company has provided a table for separate accounts and sub-advised accounts on page 77 of Amendment No. 3. Because the assets of commingled investment vehicles are substantially identical to those held

Jennifer Hardy	5	August 7, 2008
by registered investment companies, we included disclosure to that effect in lieu of another table to avoid undue repetition.
Business, page 70
Investment Strategies and Performance, page 75
6.	We note your response to comment 16 in our letter dated April 25, 2008. Please list each individual fund and other individual investment vehicle under the applicable investment strategy and disclose the historical performance information along with the assets under management and/or the net asset value and the range of fee percentages at the product level for each individual fund and investment vehicle. If you believe this information would add a significant number of pages, please add an appendix to the prospectus.

As discussed with the Staff telephonically, the Company has provided the requested disclosure in a new Appendix A to the prospectus.
Index to Consolidate Financial Statements, page F-1
7.	Please include updated financial statements and corresponding financial information included in the Form S-1. Refer to Item 11(e) of Form S-1 and Rule 3-12(b) of Regulation S-X for guidance.

The Company has updated the financial statements and corresponding financial information.
          We thank you for your prompt attention to this letter responding to the Comment Letter and look forward to hearing from you at your earliest convenience. Please direct any questions concerning this response to the undersigned at (212) 450-4111.
Very truly yours,
/s/ Michael Kaplan
Michael Kaplan

cc:	Richard Pell Catherine Clarkin